UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G
(Rule 13d-102)
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Stryker Corporation

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP NO. 863667 10 1 13G
1		NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
Pat Stryker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,698,661 Shares
	6	SHARED VOTING POWER
15,749,421 Shares*
	7	SOLE DISPOSITIVE POWER
1,698,661 Shares
	8	SHARED DISPOSITIVE POWER 15,749,421 Shares*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,448,082 Shares
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
N/A
11		PERCENT OF CLASS REPRESENTED IN ROW (9)
4.59%
12		TYPE OF REPORTING PERSON*
IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

* The Reporting Person may be deemed to share voting and investment power over shares held in a subtrust of the L. Lee Stryker Trust under the agreement dated September 10, 1974 (“Stryker Trust”) as a result of certain rights of the Reporting Person under the terms of the Stryker Trust.  At this time, the Reporting Person has not exercised such rights.

CUSIP NO. 863667 10 1 13G

Item 1 (a)	Name of Issuer:

Stryker Corporation

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

2825 Airview Boulevard Kalamazoo, MI 49002

Item 2 (a) Item 2 (b)	Name of Person Filing: Address of Principal Business Office or, if none, Residence:
Pat Stryker c/o Bohemian Companies 262 E. Mountain Avenue Ft. Collins, CO 80524

Item 2 (c)	Citizenship:

U.S.

Item 2 (d)	Title of Class of Securities:

Common Stock, $.10 Par Value

Item 2 (e)	CUSIP No.:

863667 10 1

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b), or (c) check whether the person filing is a:

N/A

Item 4	Ownership:

	(a)	Amount beneficially owned:

This statement on Schedule 13G is being filed by Pat Stryker (the "Reporting Person") with respect to the shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation owned by the L. Lee Stryker Trust (the "Stryker Trust") established on September 10, 1974 for the benefit of members of the Stryker family, including the Reporting Person, and the shares of Comon Stock held by the Reporting Person individually.  The Reporting Person has shared voting and dispositive power over the shares held by the Stryker Trust and sole voting and dispositive power over the shares held individually.

	(b)	Percent of class:
See above.
	(c)	Voting and Dispositive Power:
See above.

CUSIP NO.  863667 10 1                   13G

Item 5	Ownership of Five Percent or Less of a Class: Yes.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

/s/ Pat Stryker
Pat Stryker